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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

TYCO INTERNATIONAL LTD.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
(Name of Filing Persons (Offeror))

Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior)
(Title of Class of Securities)

902124 AC 0
(CUSIP Number of Class of Securities)

Judith A. Reinsdorf, Esq.
c/o Tyco International Management Company
9 Roszel Road
Princeton, New Jersey 08540
(609) 720-4200
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Steven R. Finley, Esq.
Sean P. Griffiths, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
Tel. (212) 351-4000
Fax. (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$335,964	$51.86

*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior), as described herein, is $823.44 per $1,000 principal amount at maturity outstanding. As of October 18, 2007, there was approximately $408,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $335,964.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $30.70 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$51.86	Filing Party:	Tyco International Ltd.
Form or Registration No.:	Schedule TO-I	Date Filed:	October 19, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO-I ("Schedule TO-I"), originally filed by Tyco International Ltd., a company organized under the laws of Bermuda (the "Company"), on October 19, 2007, which relates to the offer by the Company to purchase, at the option of the holder (the "Put Option"), the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior) issued by the Company on November 17, 2000 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Company Notice dated October 19, 2007 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits to the Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option Materials"). The Securities were issued pursuant to an Indenture, dated as of November 17, 2000 (the "Indenture"), between the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.), a national banking association organized and existing under the laws of the United States of America, as Trustee ("Trustee"), as amended by the Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and the Trustee.

        The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

Items 1 through 9.

        The Company Notice is hereby amended by the deletion of the following sentence from the first paragraph under Section 10, "Material United States Tax Considerations":

        It is provided for general informational purposes only and is not tax advice.

        The Company Notice is hereby amended by the deletion of the following sentence from the second paragraph under Section 10, "Material United States Tax Considerations":

  THIS SUMMARY OF UNITED STATES FEDERAL TAX CONSEQUENCES IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.

Item 11.    Additional Information.

        Item 11 of the Schedule TO-I is hereby amended and supplemented to include the following information:

        On November 20, 2007, the Company issued a press release announcing the results of the offer, which expired at 5:00 p.m. Eastern Time, on Monday, November 19, 2007. A copy of the press release is attached hereto as Exhibit (a)(5)(B) and incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following exhibit:

        (a)(5)(B) Press Release issued by Tyco International Ltd. on November 20, 2007.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO-I is true, complete and correct.

TYCO INTERNATIONAL LTD.
By:	/s/ JUDITH A. REINSDORF
Name:	Judith A. Reinsdorf
Title:	Executive Vice President and General Counsel

Dated: November 20, 2007

3

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Company Notice to Holders of Tyco International Ltd. Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior), dated October 19, 2007.
(a)(1)(B)*	Form of Purchase Notice.
(a)(1)(C)*	Form of Notice of Withdrawal.
(a)(1)(D)*	Substitute Form W-9.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)*	Press Release issued by Tyco International Ltd. on October 19, 2007.
(a)(5)(B)	Press Release issued by Tyco International Ltd. on November 20, 2007.
(b)	Not applicable.
(d)(1)
Indenture, dated as of November 17, 2000, between Tyco International Ltd. and State Street Bank and Trust Company, N.A., incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3 (File No. 333-51548), as filed with the Securities and Exchange Commission on December 8, 2000.
(d)(2)
Supplemental Indenture No. 1 dated as of October 17, 2003, by and among the Company and U.S. Bank National Association (as successor trustee to State Street Bank and Trust Company, N.A.), incorporated by reference to Exhibit (d)(2) to the Company's Schedule TO-I (File No. 005-40210), as filed with the Securities and Exchange Commission on October 17, 2003.
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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INTRODUCTORY STATEMENT
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX